BD 3/5

09057864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-103707~~

8-52306

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NorFolk Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 Church Street, 20th Floor
(No. and Street)

New Haven	CT	06510
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn H. Pease (203) 401-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobrow & Company, P.C.
(Name – *if individual, state last, first, middle name*)

Two Bridgewater Road	Farmington	CT	06032
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 26 2009

Washington, DC 101

PROCESSED

MAR 18 2009

THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Glenn H. Pease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norfolk Markets, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me
this 17 day of Feb, 2009
Cristina R. Martins
Notary Public
My Commission Expires 08/31/2013

[Signature]
Signature

Chief Operating Officer & Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Norfolk Markets, LLC
(A Limited Liability Company)
Financial Statements
December 31, 2008 and 2007

Contents

Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD
Dawn M. DiStefano, CPA
J. Wayne Thornton, CPA

Report of Independent Public Accountants

To the Member
Norfolk Markets, LLC
(A Limited Liability Company)
Norfolk, Connecticut

We have audited the accompanying statements of financial condition of Norfolk Markets, LLC as of December 31, 2008 and 2007, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norfolk Markets, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bobrow & Company, P.C.

Certified Public Accountants

February 5, 2009

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

Norfolk Markets, LLC
(A Limited Liability Company)
Statements of Financial Condition
December 31, 2008 and 2007

ASSETS

	2008	2007
Current Assets:		
Cash and cash equivalents	$ 132,649	$ 669,943
Accounts receivable	234,027	1,111,806
Prepaid expenses	14,406	16,813
Due from related entity	22,755	11,752
Other current assets	4,000	0
Total current assets	407,837	1,810,314
Property and equipment, net of accumulated depreciation of $53,053 in 2008 and $30,197 in 2007	102,915	124,604
Organization costs, net of accumulated amortization of $15,863 in 2008 and $13,978 in 2007	12,407	14,292
	$ 523,159	$1,949,210

LIABILITIES AND MEMBER'S EQUITY

	2008	2007
Current Liabilities:		
Accounts payable	$ 5,999	$ 16,168
Accrued taxes and expenses	4,140	288,308
Total current liabilities	10,139	304,476
Member's equity	513,020	1,644,734
	$ 523,159	$1,949,210

The accompanying accountants' report and notes are an integral part of these financial statements.

Norfolk Markets, LLC
(A Limited Liability Company)
Statements of Income
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Fee income	$ 780,865	$2,329,477
Expenses:		
Salary and bonuses	210,273	527,443
Rent	128,707	130,125
Office and other expenses	80,088	73,864
Professional fees and consulting	65,480	173,251
Telecommunications	58,346	59,438
Employee benefits	52,059	116,438
Leased equipment	44,917	45,361
Marketing and brand development	31,914	30,090
Depreciation and amortization	24,740	23,394
Employment related expenses	21,922	48,657
Commission expense	20,488	267,948
Travel and entertainment	16,739	94,294
	755,673	1,590,303
Net income before other items	25,192	739,174
Other income (expense):		
Interest income	1,729	1,643
Other income (expense)	(280)	35,036
Net income	$ 26,641	$ 775,853

The accompanying accountants' report and notes are an integral part of these financial statements.

Norfolk Markets, LLC
(A Limited Liability Company)
Statements of Changes in Member's Equity
For the Years Ended December 31, 2008 and 2007

	2008	2007
Balance, beginning of year	$1,644,734	$2,011,841
Contributions	0	0
Distributions	(1,158,355)	(1,142,960)
Net income	26,641	775,853
Balance, end of year	$ 513,020	$1,644,734

The accompanying accountants' report and notes are an integral part of these financial statements.

Norfolk Markets, LLC
(A Limited Liability Company)
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities:		
Net income	$ 26,641	$ 775,853
Amortization	1,885	1,885
Depreciation	22,856	21,509
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	877,779	287,212
Prepaid expenses	2,407	(429)
Other current assets	(4,000)	0
Due from related entity	(11,003)	60,013
Accounts payable	(10,169)	(144,876)
Accrued taxes and expenses	(284,169)	(17,243)
Net cash provided by operating activities	622,227	983,924
Cash Flows from Investing Activities:		
Property and equipment purchases	(1,166)	(10,861)
Net cash used in investing activities	(1,166)	(10,861)
Cash Flows from Financing Activities:		
Member distributions	(1,158,355)	(1,142,960)
Net cash used in financing activities	(1,158,355)	(1,142,960)
Net increase (decrease) in cash and cash equivalents	(537,294)	(169,897)
Cash and cash equivalents, beginning of year	669,943	839,840
Cash and cash equivalents, end of year	$ 132,649	$ 669,943
Supplemental Disclosures:		
Interest paid during year	$ 0	$ 8

The accompanying accountants' report and notes are an integral part of these financial statements.

Norfolk Markets, LLC
(A Limited Liability Company)
Notes to Financial Statements

1. Nature of Operations :

   Norfolk Markets, LLC (the Company) was organized on July 1, 1999 as a Delaware Limited Liability Company for the purpose of conducting business as a broker/dealer. Under this form of organization, the members are not liable for the debts of the Company. The Company was approved to do business as a broker/dealer with the FINRA and SEC as of August 6, 2000, and operations of the Company began on that date.

2. Summary of Significant Accounting Policies :

Cash and Cash Equivalents

The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including the money market funds held for investment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. The straight-line method of accounting is utilized for computing depreciation over the respective assets estimated useful life. Depreciation expense for the years ended December 31, 2008 and 2007 charged to operations was $22,856 and $21,509, respectively.

Organization Costs

Organization costs represent fees associated with organizing the Company and registering the Company as a broker/dealer with regulatory authorities. The costs are being amortized over fifteen years. Amortization expense charged to operations during the years ended December 31, 2008 and 2007 was $1,885 for each year.

Income Taxes

No provision for federal and state income taxes has been made in the financial statements since the Company's profit and losses are required to be reported on the member's income tax return.

Accounting Method

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

3. Net Capital and Reserve Requirements:

Under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. The Company's net capital under the Rule at December 31, 2008 and 2007 equaled $123,910 and $494,631, respectively, which is in excess of the required minimum. The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to the clearing broker/dealer or customer. The Company is thereby exempted from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k)(2)(i) of that rule.

4. Accounts Receivable:

Accounts receivable include amounts receivable from registered investment advisors, which are calculated on a quarterly basis in arrears. At December 31, 2008 and 2007, all receivables are expected to be collected in full and, therefore, no allowance for uncollectible accounts has been established.

5. Accrued Commissions and Commission Expense:

Included in accrued expenses at December 31, 2008 and 2007 are accrued commissions payable to subcontractors for services provided to the Company. By agreement with the subcontractors, payments are not required to be made until at least 30 days after the Company receives payment from its clients. Accrued commissions at December 31, 2008 and 2007 were $3,003 and $137,345, respectively. Commission expense for the years ended December 31, 2008 and 2007 was $20,488 and $267,948, respectively.

6. Concentrations of Credit Risk:

The Company maintains two bank accounts in one commercial bank. Cash in these accounts at times exceeds $100,000. The Federal Deposit Insurance Corporation (FDIC) secures these bank accounts up to $100,000.

7. Property and Equipment:

Property and equipment consist of the following at:

	2008	2007
Automobile	$ 16,380	$ 16,380
Furniture and fixtures	115,562	114,395
Office equipment	24,026	24,026
	155,968	154,801
Less accumulated depreciation	(53,053)	(30,197)
	$102,915	$124,604

8. Related Party Transactions:

The Company shares office space and office equipment with Wood Creek Capital Management, LLC (WCCM) and charges back to WCCM its share of the expense. For the period of June 1, 2006 through September 30, 2008, Norfolk Management Group, LLC (NMG), the sole member of Norfolk Markets, LLC was a 29.9% member of WCCM. Effective October 1, 2008, NMG is a 35.0% owner of WCCM.

During 2006 various capital leases were entered into by Norfolk Management Group, LLC, the sole member of Norfolk Markets, LLC, and the Company is a guarantor and co-lessee on these leases (see note 10). The assets and liabilities associated with these capital leases are recorded on the books of Norfolk Management Group, LLC.

At December 31, 2008 and 2007, respectively, the Company was owed $22,755 and $11,752 by related entities.

9. Retirement Plans:

The Company sponsors a 401(k) salary deferral plan which allows employees to defer a percentage of their wages, in a retirement plan sponsored by Norfolk Management Group, LLC. The plan covers all employees and also allows discretionary employer profit sharing contributions. Pension expense amounted to $15,075 in 2008 and $26,809 in 2007. This amount is included in Employee Benefits in the Statements of Income.

10. Other Commitments and Contingencies:

The Company is the guarantor of the debt of Norfolk Management Group, LLC, the sole member of Norfolk Markets, LLC. The amount of outstanding debt in the form of capital leases was $60,141 and $152,212 as of December 31, 2008 and 2007, respectively.

11. Financial Statement Presentation:

Certain amounts in the 2007 financial statements have been reclassified to conform to the 2008 presentation.

Norfolk Markets, LLC
(A Limited Liability Company)
Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
For the Years Ended December 31, 2008 and 2007

	2008	2007
Member's equity	$ 513,020	$1,644,734
Less: non-allowable assets		
Petty cash	0	(138)
Accounts receivable	(232,627)	(982,504)
Prepaid expenses and other	(18,406)	(16,813)
Due from related entity	(22,755)	(11,752)
Fixed assets, net	(102,915)	(124,604)
Organizational costs, net	(12,407)	(14,292)
Net capital	123,910	494,631
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness of $10,139 in 2008 and $304,476 in 2007)	5,000	20,298
Net capital in excess of requirement	$ 118,910	$ 474,333
Ratio of aggregate indebtedness to net capital	8%	62%

Norfolk Markets, LLC
(A Limited Liability Company)
Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 (continued)
For the Years Ended December 31, 2008 and 2007

Reconciliation with Company's computation
(Included in Part II of Form X-17A-5 as of December 31, 2008)

Computation of Net Capital	Focus Report – Part IIA Quarter Ended December 31, 2008	*Adjustments	Annual Financial Statements at December 31, 2008
Total ownership equity from Statement of Financial Condition	$513,020	$ 0	$513,020
Deductions and/or charges: Total non-allowable assets from Statement of Financial Condition	387,507	1,603	389,110
Net Capital	$125,513	$ (1,603)	$123,910

*Summary of adjustments:

Audit adjustments to reconcile accounts receivable	$ (1,603)

Norfolk Markets, LLC
(A Limited Liability Company)
Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 (continued)
For the Years Ended December 31, 2008 and 2007

Reconciliation with Company's computation
(Included in Part II of Form X-17A-5 as of December 31, 2007)

	Focus Report – Part IIA Quarter Ended December 31, 2007	*Adjustments	Annual Financial Statements at December 31, 2007
Computation of Net Capital			
Total ownership equity from Statement of Financial Condition	$1,543,035	$ 101,699	$1,644,734
Deductions and/or charges:			
Total non-allowable assets from Statement of Financial Condition	1,038,180	111,923	1,150,103
Net Capital	$ 504,855	$ (10,224)	$ 494,631

*Summary of adjustments:

Audit adjustments to reconcile accounts receivable	$ 7,781
Audit adjustments to reconcile accrued expenses and other accruals	(18,005)
	$ (10,224)

Bobrow
& Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD
Dawn M. DiStefano, CPA
J. Wayne Thornton, CPA

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
Norfolk Markets, LLC
(A Limited Liability Company)
Norfolk, Connecticut

In planning and performing our audits of the financial statements and supplemental schedule of Norfolk Markets, LLC (the Company), as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

February 5, 2009

END